Exhibit 99.2

MINGZHU LOGISTICS HOLDINGS LTD
(incorporated in the Cayman Islands with limited liability)

FORM OF PROXY FOR THE EXTRAORDINARY GENERAL MEETING
to be held on April 21, 2025
(or any adjourned or postponed meeting thereof)

I/we, the undersigned acknowledges receipt of the Notice of Extraordinary General Meeting of Shareholders and Proxy Statement and, being the registered holder of _________ Ordinary Shares1, par value US$0.008 per share (“Ordinary Shares”), of Mingzhu Logistics Holdings Ltd (the “Company”), hereby appoint Mr. Jinlong Yang, the CEO of the Company or (Name) of (Address) as my/our proxy to attend and act for me/us at Extraordinary General Meeting2 (or at any adjournment or postponement thereof) of the Company to be held at 9:00AM, Eastern Time, on April 21, 2025 at Hunter Taubman Fischer & Li LLC, 950 Third Avenue, 19th Floor, New York, NY 10022 (the “Meeting”).

[1]	Please insert the number of Ordinary Shares registered in your name(s) to which this proxy relates. If no number is inserted, this form of proxy will be deemed to relate to all the shares in the Company registered in your name(s)
[2]	If any proxy other than the CEO of the Company is preferred, insert the name and address of the proxy desired in the space provided and strike out “Mr. Jinlong Yang, the CEO of the Company or”. A proxy need not be a shareholder. Any alteration made to this form of proxy must be initialed by the person(s) who sign(s) it.

My/our proxy is instructed to vote on the resolutions in respect of the matters specified in the Notice of the Extraordinary General Meeting as indicated below:

	For	Against	Abstain

Proposal 1: It is resolved as an ordinary resolution that:

(a)    with the exact effective date to be determined by the board of directors of the Company (the “Board”) in its sole discretion, every sixteen (16) issued and unissued shares of par value USD0.008 each in the share capital of the Company be consolidated into one (1) consolidated share (each a “Consolidated Share”) of par value USD0.128 each (the “Share Consolidation”), such Consolidated Shares shall rank pari passu in all respects with each other and be subject to the restrictions as contained in the memorandum and articles of association of the Company so that following the Share Consolidation, the authorized share capital of the Company will be changed from USD800,000 divided into 100,000,000 ordinary shares of par value USD0.008 value each to USD800,000 divided into 6,250,000 ordinary shares of par value USD0.128 each (together with 1(b), the “Share Consolidation Proposal”); and

(b)   no fractional shares be issued in connection with the Share Consolidation and, in the event that a shareholder would otherwise be entitled to receive a fractional share upon the Share Consolidation, the number of Shares to be received by such shareholder be rounded up to the next highest whole number of Shares.

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Proposal 2: It is resolved as an ordinary resolution, that immediately following the Share Consolidation, the authorized share capital of the Company be increased from USD800,000 divided into 6,250,000 ordinary shares of par value USD0.128 each to USD1,280,000,000 divided into 10,000,000,000 ordinary shares of par value USD0.128 each (the “Increase of the Authorized Share Capital”).	☐	☐	☐

Proposal 3: It is resolved as a special resolution, that the second amended and restated memorandum and articles of association of the Company adopted by special resolutions dated June 14, 2024 , be amended and restated by the deletion in their entirety and by the substitution in their place of the third amended and restated memorandum and articles of association in the form as attached hereto as Appendix B (the “Amended M&AA”) to reflect, inter alias, the Share Consolidation and the Increase of Authorized Share Capital.

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Proposal 4: It is resolved as an ordinary resolution, that the issuance of 120,000,000 restricted ordinary shares of the Company be approved and ratified, pursuant to certain securities purchase agreement (the “Securities Purchase Agreement”) dated January 15, 2025 in a private placement to certain “non-U.S. Persons” as defined in Regulation S of the Securities Act of 1933 (the “Private Placement”)	☐	☐	☐

Proposal 5: It is resolved as an ordinary resolution that any one or more of the directors of the Company be and is hereby authorized to do all such acts and things and execute all such documents and deliver all such documents, which are ancillary to the Share Consolidation Proposal, the Increase of the Authorized Share Capital and the adoption of the Amended M&AA, including but not limited to, determining the exact effective date of the Share Consolidation and the Increase of the Authorized Share Capital and making any relevant registrations and filings with any authorities in accordance with the applicable laws, rules and regulations, as any of them considers necessary, desirable or expedient to give effect to the foregoing arrangements for the Share Consolidation and the Increase of the Authorized Share Capital; the registered office provider of the Company be instructed to make all necessary filings with the Registrar of Companies of the Cayman Islands in connection with the Share Consolidation and the Increase of the Authorized Share Capital; and the Company's share registrar be instructed to update the register of members of the Company and that upon the surrender to the Company of the existing share certificates (if any) that they be cancelled and that any director of the Company be instructed to prepare, sign, seal and deliver on behalf of the Company new share certificates accordingly (the “Authorization of Directors”).

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Dated _________, 2025
Signature(s) _________________________
Name of Signatory ___________________
Name of Shareholder _________________

Notes:

1.	Only the holders of record of the Ordinary Shares of the Company at the close of business on March 20, 2025, New York time, should use this form of proxy.

2.	Please indicate your voting preference by ticking, or inserting in the number of shares to be voted for or against or to abstain, the boxes above in respect of each resolution. If NO instruction is given, your proxy will vote or abstain from voting at his/her discretion. If any other matter properly comes before the Extraordinary General Meeting, or any adjournment or postponement thereof, which may properly be acted upon, unless otherwise indicated, your proxy will vote or abstain from voting at his/her discretion.

3.	Any alteration made to this form of proxy must be initialed by the person(s) who sign(s) it.

4.	This form of proxy must be signed by you or your attorney duly authorized in writing or, in the case of a corporation, must be either under seal or executed under the hand of an officer or attorney duly authorized to sign the same. In the case of joint holders, all holders must sign.

5.	This form of proxy and any authority under which it is executed (or a notarized and/or duly certified copy of such authority) must be returned to the attention of Mr. Jinlong Yang, 27F, Yantian Modern Industry Service Center, No. 3018 Shayan Road, Yantian District, Shenzhen, Guangdong, China 518081, no later than the time for holding the Extraordinary General Meeting or any adjournment thereof.

6.	Completion and return of the form of proxy will not prevent you from attending and voting in person at the Extraordinary General Meeting.